Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.65% Senior Notes due 2017	$259,409,375	$29,728

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-181089

Prospectus Supplement

(To Prospectus dated May 1, 2012)

$250,000,000

Aflac Incorporated

2.65% SENIOR NOTES DUE 2017

This is an offering by Aflac Incorporated of $250,000,000 principal amount of its 2.65% Senior Notes due 2017 (the “additional notes”). We will pay interest on the additional notes semi-annually in arrears on each February 15 and August 15, beginning on August 15, 2012. The additional notes will mature on February 15, 2017.

The $250,000,000 aggregate principal amount of additional notes being offered hereby constitute a further issuance of and are fungible with the $400,000,000 aggregate principal amount of 2.65% Senior Notes due 2017 that we issued on February 10, 2012 (the “initial notes”) and form a single series of debt securities with the initial notes. Unless the context requires otherwise, we refer to the additional notes and the initial notes together as the ‘‘notes’’. The additional notes will have terms identical to the initial notes, other than the issue date and offering price, and will have the same CUSIP number as, and will be fungible with and vote together with, the initial notes immediately upon issuance. Upon completion of this offering, the aggregate principal amount of outstanding notes under this series will be $650,000,000. Accordingly, the $250,000,000 aggregate principal amount of additional notes offered hereby will constitute only 38.46% of the total voting power of the $650,000,000 aggregate principal amount of the notes to be outstanding after this offering.

We may redeem some or all of the additional notes at any time and from time to time before their maturity at the redemption price discussed under the caption “Description of the Notes—Optional Redemption of the Notes” in this prospectus supplement. The additional notes will be our general unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured senior indebtedness. The additional notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

See “Risk Factors” beginning on page S-11 of this prospectus supplement, page 6 of the accompanying prospectus and “Item 1A. Risk Factors” on page 12 of Aflac Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2011 to read about factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount	Proceeds(1)(2)
Per additional note	103.105%	0.60%	102.505%
Additional notes Total	$257,762,500	$1,500,000	$259,409,375

(1)	Proceeds, before expenses, to Aflac Incorporated.
(2)	Includes accrued interest of $3,146,875 from February 10, 2012, which is payable by the purchasers.

The additional notes will not be listed on any securities exchange. The underwriters expect to deliver the additional notes through the facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., against payment in New York, New York on or about July 31, 2012.

Sole Book-Runner MORGAN STANLEY Sole Co-Manager J.P. Morgan July 27, 2012

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the additional notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement or the accompanying prospectus is current only as of its date.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the additional notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated herein and therein by reference, on the other hand, you should rely on the information contained in this prospectus supplement.

As used in this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or “the Company” refer to the consolidated operations of Aflac Incorporated, and its direct and indirect operating subsidiaries. “Parent Company” refers solely to Aflac Incorporated. “Aflac” refers solely to our subsidiary, American Family Life Assurance Company of Columbus, an insurance company domiciled in Nebraska. Aflac operates in the United States (“Aflac U.S.”) and operates as a branch in Japan (“Aflac Japan”).

The functional currency of Aflac Japan’s insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. Aflac Incorporated may, without notice to or consent of the holders of the notes, further re-open and issue additional 2.65% Senior Notes due 2017 having the same ranking, interest rate, maturity date and other terms as the additional notes of such series being offered by this prospectus supplement. The additional notes and the Senior Debt Indenture under which the additional notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Any additional notes of a series, together with the additional notes of such series offered by this prospectus supplement, will constitute a single series of debt securities under the Senior Debt Indenture. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

The distribution of this prospectus supplement and the accompanying prospectus and the offer and sale of the additional notes in certain jurisdictions may be restricted by law. The Company and the underwriters require persons into whose possession this prospectus supplement and the accompanying prospectus come to inform themselves about and to observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute an offer of, or an invitation to purchase, any of the additional notes in any jurisdiction in which such offer or invitation would be unlawful.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary sets forth the material terms of this offering, but does not contain all of the information you should consider before investing in our notes. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, before making an investment decision to purchase our notes, especially the risks of investing in our notes discussed under “Risk Factors” contained herein and therein and under “Item 1A. Risk Factors” on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2011, incorporated by reference herein, as well as the consolidated financial statements and notes to those consolidated financial statements incorporated by reference herein and therein.

Aflac Incorporated

The Parent Company and issuer of the notes, Aflac Incorporated, was incorporated in 1973 under the laws of the State of Georgia. The Parent Company is a general business holding company and acts as a management company, overseeing the operations of its subsidiaries by providing management services and making capital available. Its principal business is supplemental health and life insurance, which is marketed and administered through its subsidiary, American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac’s policies are individually underwritten and marketed through independent agents. Additionally, Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), referred to as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

Aflac offers voluntary insurance policies in Japan and the United States that provide a layer of financial protection against income and asset loss. We continue to diversify our product offerings in both Japan and the United States. Aflac Japan sells voluntary supplemental insurance products, including cancer plans, general medical indemnity plans, medical/sickness riders, care plans, living benefit life plans, ordinary life insurance plans and annuities. Aflac U.S. sells voluntary supplemental insurance products including loss-of-income products (life and short-term disability plans) and products designed to protect individuals from depletion of assets (hospital indemnity, fixed-benefit dental, vision care, accident, cancer, critical illness/ critical care, and hospital intensive care plans).

Aflac is authorized to conduct insurance business in all 50 U.S. states, the District of Columbia, several U.S. territories and Japan. Aflac Japan accounted for 75%, 75% and 73% of the Company’s total revenues in 2011, 2010 and 2009, respectively. Aflac Japan accounted for 77% of the Company’s total revenues for the three months ended March 31, 2012. The percentage of the Company’s total assets attributable to Aflac Japan was 87% at December 31, 2011, 86% at December 31, 2010 and 87% at March 31, 2012.

Our principal executive offices are located at 1932 Wynnton Road, Columbus, Georgia 31999, and our telephone number is (706) 323-3431.

Recent developments

On July 24, 2012, we announced our results for the second quarter of 2012. Our earnings press release was furnished to the Securities and Exchange Commission (the “SEC”) in a Current Report on Form 8-K filed on July 24, 2012, which Form 8-K is not incorporated by reference herein.

Throughout this section, certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

Reflecting the benefit from a stronger yen/dollar exchange rate, our revenues rose 16.0% to $5.9 billion in the second quarter of 2012, compared with $5.1 billion in the second quarter of 2011. Net earnings were $483 million, or $1.03 per diluted share, in the second quarter of 2012, compared with $274 million, or $0.58 per share, in the second quarter of 2011.

Net earnings in the second quarter of 2012 included after-tax realized investment losses, net of realized investment gains, of $272 million, or $0.58 per diluted share, compared with after-tax net losses of $453 million, or $0.96 per diluted share, in the second quarter of 2011. After-tax net realized investment losses from sales and redemptions of securities in the second quarter of 2012 were $5 million, or $0.01 per diluted share. After-tax realized investment losses from impairments in the second quarter of 2012 were $223 million, or $0.48 per diluted share. These losses primarily resulted from impairments taken on securities issued by Bankia and Generalitat de Catalunya. Additionally, we further impaired several securities that had previously been impaired in the fourth quarter of 2011. After-tax net realized investment losses from derivatives in the second quarter of 2012 were $44 million, or $0.09 per diluted share.

We believe that an analysis of operating earnings, a non-GAAP financial measure, is vitally important to an understanding of our underlying profitability drivers. We define operating earnings as the profits derived from operations before realized investment gains and losses from securities transactions, impairments, and derivative and hedging activities, as well as nonrecurring items. Our derivative activities include foreign currency, interest rate and credit default swaps in variable interest entities that are consolidated and foreign currency swaps associated with our notes. Management uses operating earnings to evaluate the financial performance of our insurance operations because realized gains and losses from securities transactions, impairments, and derivative and hedging activities, as well as nonrecurring items, tend to be driven by general economic conditions and events, and therefore may obscure the underlying fundamentals and trends in our insurance operations.

Furthermore, because a significant portion of our business is in Japan, where the functional currency is the yen, we believe it is equally important to understand the impact on operating earnings from translating yen into dollars. Aflac Japan’s yen-denominated income statement is translated from yen into dollars using an average exchange rate for the reporting period, and the balance sheet is translated using the exchange rate at the end of the period. However, except for a limited number of transactions, we do not actually convert yen into dollars. As a result, we view foreign currency as a financial reporting issue and not as an economic event for our company or our shareholders. Because changes in exchange rates distort the growth rates of operations, readers of our financial statements are also encouraged to evaluate financial performance excluding the impact of foreign currency translation. The table toward the end of this section presents a comparison of selected income statement items with and without foreign currency changes to illustrate the effect of currency.

Operating earnings in the second quarter of 2012 were $755 million, compared with $727 million in the second quarter of 2011. Operating earnings per diluted share rose 3.9% to $1.61 in the second quarter of 2012, compared with $1.55 in the second quarter of 2011. The stronger yen/dollar exchange rate increased operating earnings per diluted share by $0.01 during the second quarter of 2012. Excluding the impact from the stronger yen, operating earnings per share increased 3.2% during the second quarter of 2012.

Results for the six months ended June 30, 2012 also benefited from the stronger yen. Total revenues were up 19.0% to $12.1 billion for the six months ended June 30, 2012, compared with $10.2 billion for the six months ended June 30, 2011. Net earnings were $1.3 billion, or $2.71 per diluted share, for the six months ended June 30, 2012, compared with $663 million, or $1.41 per share, for the six months ended June 30, 2011. Operating earnings for the six months ended June 30, 2012 were $1.6 billion, or $3.35 per diluted share, compared with $1.5 billion, or $3.17 per diluted share, for the six months ended June 30, 2011. Excluding the benefit of $0.06 per share from the stronger yen, operating earnings per diluted share rose 3.8% for the six months ended June 30, 2012.

Reflecting the benefit from a stronger yen/dollar exchange rate, total investments and cash at June 30, 2012 were $109.3 billion, compared with $103.1 billion at March 31, 2012.

Shareholders’ equity was $14.2 billion at June 30, 2012, compared with $13.6 billion at March 31, 2012. Shareholders’ equity at the end of the second quarter of 2012 included a net unrealized gain on investment securities and derivatives of $1.5 billion, compared with a net unrealized gain of $1.4 billion at the end of the first quarter of 2012. Shareholders’ equity per share was $30.37 at June 30, 2012, compared with $29.19 per share at March 31, 2012. The annualized return on average shareholders’ equity in the second quarter of 2012 was 13.9%. On an operating basis (excluding realized investment losses and the impact of derivative gains/losses on net earnings, and unrealized investment and derivative gains/losses in shareholders’ equity), the annualized return on average shareholders’ equity was 24.0% for the second quarter of 2012.

Aflac Japan

Aflac Japan’s total revenues in yen were up 9.2% in the second quarter of 2012. In the second quarter of 2012, premium income in yen rose 9.7%, benefiting from strong sales of WAYS, Aflac Japan’s unique hybrid whole-life product. Net investment income increased 6.9% in the second quarter of 2012. The pretax operating profit margin decreased from the second quarter of 2011, declining from 20.9% to 19.6%, reflecting a higher benefit ratio partially offset by a lower expense ratio. Pretax operating earnings in yen increased 2.4%. For the six months ended June 30, 2012, premium income in yen increased 8.8%, and net investment income rose 7.8%. For the six months ended June 30, 2012, total revenues in yen were up 8.5%, and pretax operating earnings grew 2.8%.

The average yen/dollar exchange rate in the second quarter of 2012 was 80.19, or 1.7% stronger than the average rate of 81.57 in the second quarter of 2011. For the six months ended June 30, 2012, the average exchange rate was 79.88, or 2.6% stronger than the rate of 81.95 for the six months ended June 30, 2011. Aflac Japan’s growth rates in dollar terms for both the second quarter of 2012 and the six months ended June 30, 2012, were magnified as a result of the stronger average yen/dollar exchange rates.

Reflecting the stronger yen, premium income in dollars rose 11.8% to $4.2 billion in the second quarter of 2012. Net investment income was up 8.6% to $691 million in the second quarter of 2012. Total revenues increased 11.2% to $4.9 billion in the second quarter of 2012. Pretax operating earnings rose 4.2% to $964 million in the second quarter of 2012. For the six months ended June 30, 2012, premium income was $8.4 billion, or 11.9% higher than six months ended June 30, 2011. Net investment income rose 10.6% to $1.4 billion for the six months ended June 30, 2012. Total revenues were up 11.6% to $9.8 billion for the six months ended June 30, 2012. Pretax operating earnings were $2.0 billion for the six months ended June 30, 2012, or 5.5% higher than the six months ended June 30, 2011.

Aflac Japan again produced significant sales growth in the second quarter of 2012. New annualized premium sales rose 47.4% to a record ¥53.2 billion in the second quarter of 2012. In dollar terms, new annualized premium sales were $664 million in the second quarter of 2012. Bank channel sales were again very strong, generating ¥24.7 billion in sales in the second quarter of 2012, an increase of 224.2% over the second quarter of 2011. Sales of WAYS in the second quarter of 2012 increased 258.7% over the second quarter of 2011.

For the six months ended June 30, 2012, new annualized premium sales were up 50.5% to ¥105.6 billion, or $1.3 billion.

Aflac U.S.

Aflac U.S. total revenues rose 5.2% to $1.4 billion in the second quarter of 2012. In the second quarter of 2012, premium income increased 5.5% to $1.3 billion, and net investment income was up 3.6% to $153 million. The pretax operating profit margin expanded from 18.1% for the three months ended June 30, 2011, to 18.3% for the three months ended June 30, 2012, primarily benefiting from a lower expense ratio. Pretax operating earnings in the second quarter of 2012 were $258 million, an increase of 6.3% for the quarter. For the six months ended June 30, 2012, total revenues were up 5.2% to $2.8 billion and premium income rose 5.3% to $2.5 billion. Net investment income increased 4.5% to $304 million for the six months ended June 30, 2012. Pretax operating earnings were $529 million for the six months ended June 30, 2012, 7.2% higher than the six months ended June 30, 2011.

Aflac U.S. total new annualized premium sales increased 1.5% to $359 million in the second quarter of 2012. Persistency in the second quarter of 2012 improved to 76.6% from 75.2% a year ago. For the six months ended June 30, 2012, total new sales rose 3.0% to $709 million.

Aflac Incorporated and Subsidiaries condensed income statement

(Unaudited—in millions, except for share and per-share amounts)

Three months ended June 30,	2012	2011	% Change
Total revenues	$5,902	$5,088	16.0%
Benefits and claims	3,763	3,310	13.7
Total acquisition and operating expenses	1,398	1,334	4.8
Earnings before income taxes	741	444	67.0
Income taxes	258	170
Net earnings	$483	$274	76.6%
Net earnings per share—basic	$1.04	$.59	76.3%
Net earnings per share—diluted	1.03	.58	77.6
Shares used to compute earnings per share (000):
Basic	466,788	466,498	.1%
Diluted	468,590	469,752	(.2)%
Dividends paid per share	$.33	$.30	10.0%

Certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

Aflac Incorporated and Subsidiaries condensed income statement

(Unaudited—in millions, except for share and per-share amounts)

Six months ended June 30,	2012	2011	% Change
Total revenues	$12,142	$10,204	19.0%
Benefits and claims	7,409	6,532	13.4
Total acquisition and operating expenses	2,790	2,636	5.8
Earnings before income taxes	1,943	1,036	87.6
Income taxes	675	373
Net earnings	$1,268	$663	91.2%
Net earnings per share—basic	$2.72	$1.42	91.5%
Net earnings per share—diluted	$2.71	$1.41	92.2%
Shares used to compute earnings per share (000):
Basic	466,337	467,317	(.2)%
Diluted	468,561	470,990	(.5)
Dividends paid per share	$.66	$.60	10.0%

Certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

Aflac Incorporated and Subsidiaries condensed balance sheet

(Unaudited—in millions, except for share amounts)

June 30,	2012	2011	% Change
Assets:
Total investments and cash	$109,255	$92,984	17.5%
Deferred policy acquisition costs	9,961	9,211	8.1
Other assets	2,993	3,220	(7.0)
Total assets	$122,209	$105,415	15.9%

Liabilities and shareholders’ equity:
Policy liabilities	$99,413	$86,366	15.1%
Notes payable	3,672	3,048	20.5
Other liabilities	4,908	4,549	7.9
Shareholders’ equity	14,216	11,452	24.1
Total liabilities and shareholders’ equity	$122,209	$105,415	15.9%
Shares outstanding at end of period (000)	468,110	467,067	.2%

Certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

Reconciliation of operating earnings to net earnings

(Unaudited—in millions, except for per-share amounts)

Three months ended June 30,	2012	2011	% Change
Operating earnings	$755	$727	3.9%
Reconciling items, net of tax:
Realized investment gains (losses):
Securities transactions and impairments	(228)	(480)
Impact of derivative and hedging activities	(44)	27
Net earnings	$483	$274	76.6%
Operating earnings per diluted share	$1.61	$1.55	3.9%

Reconciling items, net of tax:
Realized investment gains (losses):
Securities transactions and impairments	(.49)	(1.03)
Impact of derivative and hedging activities	(.09)	.06
Net earnings per diluted share	$1.03	$.58	77.6%

Certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

Reconciliation of operating earnings to net earnings

(Unaudited—in millions, except for per-share amounts)

Six months ended June 30,	2012	2011	% Change
Operating earnings	$1,569	$1,493	5.1%

Reconciling items, net of tax:
Realized investment gains (losses):
Securities transactions and impairments	(310)	(838)
Impact of derivative and hedging activities	9	8
Net earnings	$1,268	$663	91.2%
Operating earnings per diluted share	$3.35	$3.17	5.7%

Reconciling items, net of tax:
Realized investment gains (losses):
Securities transactions and impairments	(.66)	(1.78)
Impact of derivative and hedging activities	.02	.02
Net earnings per diluted share	$2.71	$1.41	92.2%

Certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

Effect of foreign currency on operating results1

(Selected percentage changes, unaudited)

Three months ended June 30, 2012	Including currency changes	Excluding currency changes[2]
Premium income	10.3%	8.8%
Net investment income	7.8	6.7
Total benefits and expenses	11.1	9.9
Operating earnings	3.9	3.0
Operating earnings per diluted share	3.9	3.2

1	The numbers in this table are presented on an operating basis, as previously described.
2	Amounts excluding currency changes were determined using the same yen/dollar exchange rate for the current period as the comparable period in the prior year.

Certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

Effect of foreign currency on operating results1

(Selected percentage changes, unaudited)

Six months ended June 30, 2012	Including currency changes	Excluding currency changes[2]
Premium income	10.4%	8.0%
Net investment income	9.4	7.8
Total benefits and expenses	11.2	9.0
Operating earnings	5.1	3.4
Operating earnings per diluted share	5.7	3.8

(footnotes on next page)

1	The numbers in this table are presented on an operating basis, as previously described.
2	Amounts excluding currency changes were determined using the same yen/dollar exchange rate for the current period as the comparable period in the prior year.

Certain prior period numbers have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (deferred acquisition costs, or DAC).

THE OFFERING

Issuer	Aflac Incorporated.

Securities	$250,000,000 aggregate principal amount of 2.65% Senior Notes due 2017. The additional notes are being offered as additional notes under an indenture pursuant to which we issued $400,000,000 aggregate principal amount of our 2.65% Senior Notes due 2017 on February 10, 2012. The additional notes and those previously issued initial notes will be treated as a single series of debt securities under the indenture.

Date of Maturity	The additional notes will mature on February 15, 2017.

Interest	The additional notes will bear interest from February 10, 2012 at 2.65% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2012. Accrued interest on the additional notes to, but excluding, the original issue date must be paid by the purchasers.

Ranking	The additional notes are our unsecured obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

Optional Redemption	We may redeem the additional notes in whole or in part at any time at the redemption price described in the section in this prospectus supplement entitled “Description of the Notes—Optional Redemption of the Notes”.

Certain Covenants	The indenture under which the additional notes will be issued contains covenants that impose conditions on our ability to create liens on any capital stock of our restricted subsidiaries (as defined under “Description of Debt Securities” in the accompanying prospectus) or engage in sales of the capital stock of our restricted subsidiaries.

Events of Default	Events of default generally include failure to pay principal or any premium, failure to pay interest, failure to pay any sinking fund installment, failure to observe or perform any other covenants or agreement in the notes or indenture, certain events of bankruptcy, insolvency, or reorganization, or certain defaults of the Parent Company debt.

Listing	The additional notes will not be listed on any securities exchange.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $259,159,375 (including $3,146,875 of accrued interest) after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including capital contributions to subsidiaries, if needed.

Risk Factors	You should carefully consider all information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, should carefully read the section entitled “Risk Factors” in this prospectus supplement and the accompanying prospectus and the section entitled “Item 1A. Risk Factors” on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2011 before purchasing any of the notes.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Governing Law	The additional notes will be governed by the laws of the State of New York.

RISK FACTORS

Investing in the additional notes involves risk. Please see the risk factors described in “Item 1A. Risk Factors” on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

Risks relating to our senior debt

Because the additional notes will be issued by the Parent Company, which is a holding company, the additional notes will be structurally subordinated to the obligations of our subsidiaries.

The Parent Company is a holding company whose assets primarily consist of the capital stock of its subsidiaries. Because the Parent Company is a holding company, holders of the additional notes will have a junior position to the claims of creditors of its subsidiaries on their assets and earnings. The additional notes will be unsecured and unsubordinated obligations and will:

•

rank equally in right of payment with all of our other unsecured and unsubordinated senior indebtedness, including other senior unsecured indebtedness issued under the indenture under which the additional notes will be issued;

•	be effectively subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	be effectively subordinated to all existing and future obligations (including insurance obligations) of our subsidiaries; and

•	not be guaranteed by any of our subsidiaries.

At March 31, 2012, the aggregate amount of our outstanding consolidated indebtedness was approximately $4.0 billion, of which none was secured. All unsecured indebtedness of the Parent Company would rank equally in right of payment with the additional notes. All obligations (including insurance obligations) of our subsidiaries would be effectively senior to the additional notes. At March 31, 2012, the consolidated obligations of our subsidiaries reflected on our balance sheet were approximately $101.9 billion.

Furthermore, in the event of insolvency, bankruptcy, liquidation, dissolution, receivership, reorganization or similar event involving a subsidiary, the assets of that subsidiary would be used to satisfy claims of policyholders and creditors of the subsidiary rather than the Parent Company’s creditors. As a result of the application of the subsidiary’s assets to satisfy claims of policyholders and creditors, the value of the stock of the subsidiary would be diminished and perhaps rendered worthless. Any such diminution in the value of the shares of the Parent Company’s subsidiaries would adversely impact its financial condition and possibly impair its ability to meet its obligations on the debt securities. In addition, any liquidation of the assets of the Parent Company’s subsidiaries (Aflac U.S., in particular) to satisfy claims of such subsidiary’s policyholders and creditors might make it impossible for such subsidiary to pay dividends to the Parent Company. Likewise, any inability of Aflac Japan to repatriate earnings to Aflac may also limit Aflac’s ability to pay dividends to the Parent Company. This inability to pay dividends would further impair the Parent Company’s ability to satisfy its obligations under the notes.

The indenture under which the additional notes will be issued will contain only limited protection for holders of the additional notes in the event the Parent Company is involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

The indenture under which the additional notes will be issued may not sufficiently protect holders of additional notes in the event the Parent Company is involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture will not contain any provisions restricting the Parent Company’s ability to:

•	incur additional debt, including debt senior in right of payment to the additional notes;

•	pay dividends on or purchase or redeem capital stock;

•

sell assets (other than certain restrictions on the Parent Company’s ability to consolidate, merge or sell all or substantially all of its assets and its ability to sell the stock of certain subsidiaries);

•	enter into transactions with affiliates;

•	create liens (other than certain limitations on creating liens on the stock of certain subsidiaries) or enter into sale and leaseback transactions; or

•	create restrictions on the payment of dividends or other amounts to the Parent Company from its subsidiaries.

Additionally, the indenture will not require the Parent Company to offer to purchase the additional notes in connection with a change of control or require that the Parent Company adhere to any financial tests or ratios or specified levels of net worth. The Parent Company’s ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the additional notes could have the effect of diminishing the Parent Company’s ability to make payments on the notes when due.

The additional notes will share voting power with the initial notes.

The additional notes will be fungible with $400,000,000 aggregate principal amount of the initial notes. Upon completion of this offering, the aggregate principal amount of outstanding notes will be $650,000,000. Accordingly, the $250,000,000 aggregate principal amount of additional notes will carry only 38.46% of the total voting power of the notes.

The trading market for the notes may be limited and you may be unable to sell your notes at a price that you deem sufficient.

We do not intend to list the additional notes on any securities exchange or for quotation in any automated dealer quotation system. We have been informed by the underwriters that they intend to make a market in the additional notes after the offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the additional notes, and the market price quoted for the additional notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activity will be subject to limits imposed by the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, you cannot be sure that an active trading market will exist for the additional notes. If no active trading market exists, you may not be able to resell your additional notes at their fair market value or at all.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $259,159,375 (including accrued interest of $3,146,875 on the additional notes from February 10, 2012) after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including capital contributions to subsidiaries, if needed.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2012 on an actual basis and as adjusted to give effect to the offering of the additional notes and the planned use of proceeds. See “Use of Proceeds”.

You should read the information in this table together with our consolidated financial statements and the related notes in our Quarterly Report on Form 10-Q for the period ended March 31, 2012, which is incorporated herein by reference.

	As of March 31, 2012
	Actual	As adjusted
	(In millions)
Cash and Cash Equivalents	$2,210	$2,466 (1)

Short-term Debt	—	—
Long-term Debt	3,964	4,214
Total Debt	3,964	4,214
Shareholders’ Equity
Common Stock, at Par Value	66	66
Additional Paid-in Capital	1,433	1,433
Retained Earnings	15,779	15,779
Accumulated Other Comprehensive Income
Unrealized Foreign Currency Translation Gains	718	718
Unrealized Gains (Losses) on Investment Securities	1,448	1,448
Unrealized Gains (Losses) on Derivatives	1	1
Pension Liability Adjustment	(167)	(167)
Treasury Stock, at Average Cost	(5,635)	(5,635)
Total Shareholders’ Equity	13,643	13,643

Total Capitalization	$17,607	$17,857

(1)	Excludes $3,146,875 of accrued interest on the additional notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. For the purpose of computing the below ratios, earnings consist of income from continuing operations before income taxes excluding interest expense on income tax liabilities, plus fixed charges. Fixed charges consist of interest expense, excluding interest expense on income tax liabilities, interest on investment-type contracts and such portion of rental expense as is estimated to be representative of the interest factors in the leases, all on a pre-tax basis.

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Three months ended March 31, 2012
Ratio of Earnings to Fixed Charges	58.5x	37.2x	21.7x	19.8x	13.1x	18.0x

DESCRIPTION OF THE NOTES

Set forth below is a description of the specific terms of the notes. This description supplements, and should be read together with, the description of the general terms and provisions of the securities set forth in the accompanying prospectus under the caption “Description of Debt Securities”. The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the indenture dated as of May 21, 2009, as supplemented by a fifth supplemental indenture dated as of February 10, 2012, pursuant to which we issued on the same date $400,000,000 aggregate principal amount of our 2.65% Senior Notes due 2017 (the ‘‘initial notes’’) and as further supplemented by a seventh supplemental indenture, to provide for the issuance of an additional $250,000,000 aggregate principal amount of 2.65% Senior Notes due 2017 (the ‘‘additional notes’’) which we collectively refer to as the “Senior Debt Indenture”, between Aflac Incorporated, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee, which we refer to as the “Trustee”, pursuant to which the additional notes will be issued. We are permitted, without the consent of the holders of the initial notes, to supplement the Senior Debt Indenture to issue the additional notes. The additional notes will be treated together with the initial notes as a single series of debt securities for all purposes under the Senior Debt Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The additional notes will have terms identical to the initial notes, other than the issue date and offering price, and will have the same CUSIP number as, and will be fungible with and vote together with, the initial notes immediately upon settlement. Upon completion of this offering, the aggregate principal amount of outstanding notes under this series will be $650,000,000. Accordingly, the $250,000,000 aggregate principal amount of additional notes offered hereby will carry only 38.46% of the total voting power of the $650,000,000 aggregate principal amount of the notes to be outstanding after this offering. Unless the context requires otherwise, references to the ‘‘notes’’ in this section of this prospectus supplement include the initial notes, the additional notes offered hereby and any further additional notes of the same series that may be issued under the Senior Debt Indenture. All capitalized terms herein that are not defined within this prospectus supplement shall have the same meanings as defined in the Senior Debt Indenture. As used in this “Description of the Notes” section, unless the context otherwise requires, references to “we”, “us”, “our” or “the Company” refer to Aflac Incorporated.

General

The additional notes will be issued as senior debt securities under the Senior Debt Indenture and will be limited in aggregate principal amount to $250,000,000. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Payments of principal of, and interest on, the notes will be made in U.S. dollars. The provisions of the Senior Debt Indenture pertaining to satisfaction and discharge of the indenture and unclaimed moneys will apply to the notes.

Aflac Incorporated may, without notice to or consent of the holders of the notes, further re-open and issue additional 2.65% Senior Notes due 2017 having the same ranking, interest rate, maturity date and other terms as the additional notes of such series being offered by this prospectus supplement. The additional notes and the Senior Debt Indenture under which the additional notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Any additional notes of a series, together with the notes of such series offered by this prospectus supplement, will constitute a single series of debt securities under the Senior Debt Indenture.

The additional notes are our unsecured obligations and will rank equally and pari passu with all of our other unsecured senior indebtedness from time to time outstanding.

Maturity

The entire principal amount of the additional notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 15, 2017.

Interest

Each additional note will bear interest at 2.65% per year from the most recent date on which interest has been paid or duly provided for or, if no interest has been paid, February 10, 2012 until such principal amount or overdue installment is paid or made available for payment. The accrued interest to, but excluding, the original issue date of the additional notes must be paid by the purchasers. We will pay interest semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2012, each of which we refer to as an interest payment date.

Interest payments for the notes shall be computed and paid on the basis of a 360-day year consisting of twelve 30-day months. In the event that any date on which interest is payable on the notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay), except that, if such next succeeding business day is in the next succeeding calendar year, such payment will be made on the immediately preceding business day, in each case with the same force and effect as if such payment was made on the date such payment was originally payable.

The interest payable by us on a note on any interest payment date and on the maturity date, subject to certain exceptions, will be paid to the person in whose name such note is registered at the close of business on February 1 or August 1 immediately preceding such interest payment date, whether or not a business day. However, interest that we pay on the maturity date or a Redemption Date (as defined below) will be payable to the person to whom the principal will be payable.

Optional redemption of the notes

The notes will be redeemable, at the sole option of the Company, in whole at any time or in part from time to time (a “Redemption Date”), at a redemption price (the “Redemption Price”) equal to the greater of (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) an amount equal to the sum of the present values of the remaining scheduled payments for principal of and interest on the notes to be redeemed, not including any portion of the payments of interest accrued as of such Redemption Date, discounted to such Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, such Redemption Date.

“Treasury Rate” means (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Independent Investment Banker” means one of J.P. Morgan Securities LLC and Goldman, Sachs & Co., and their successors, appointed by the Trustee after consultation with the Company or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

“Comparable Treasury Price” means with respect to any Redemption Date for the notes (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC and Goldman, Sachs & Co. and their respective successors and three other primary U.S. government securities dealers (each a “Primary Treasury Dealer”), as specified by the Company; provided that (1) if any of J.P. Morgan Securities LLC or Goldman, Sachs & Co. or their respective successors or any Primary Treasury Dealer as specified by the Company shall cease to be a Primary Treasury Dealer, the Company will substitute therefore another Primary Treasury Dealer and (2) if the Company fails to select a substitute within a reasonable period of time, then the substitute will be a Primary Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

The Company will notify the Trustee of the Redemption Price with respect to the foregoing redemption promptly after the calculation thereof. The Trustee will not be responsible for calculating said Redemption Price.

Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the notes or portions of the notes called for redemption.

If less than all of the notes are to be redeemed, the Trustee will select, in such manner as it shall deem appropriate and fair, the principal amount of such notes held by each beneficial owner of such notes to be redeemed. The Trustee may select notes and portions of notes in amounts of $2,000 and whole multiples of $1,000 in excess of $2,000.

On and after the Redemption Date, interest will cease to accrue on the notes or any portion of the notes called for redemption, unless we default in the payment of the Redemption Price.

Transfer

No service charge will be made for any registration of transfer or exchange of notes, but payment will be required of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

Certain covenants

The Senior Debt Indenture does not contain any provisions that will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. The Senior Debt Indenture does not contain any financial ratios or specified levels of net worth or liquidity to which the Company must adhere. In addition, the Senior Debt Indenture does not contain any provision that would require that the Company repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the notes.

The Company is not required pursuant to the Senior Debt Indenture to repurchase the notes, in whole or in part, with the proceeds of any sale, transfer or other disposition of any shares of capital stock of any restricted subsidiary (or of any subsidiary having any direct or indirect control of any restricted subsidiary). Further, the Senior Debt Indenture does not provide for any restrictions on the Company’s use of such proceeds.

For a discussion of the covenants contained in the Senior Debt Indenture, including those imposing limitations on liens on restricted subsidiaries and dispositions of stock of restricted subsidiaries, see “Description of Debt Securities—Covenants Applicable to the Debt Securities” in the accompanying prospectus.

Book-entry system

The Depository Trust Company, or DTC, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully registered global notes, representing the total aggregate principal amount of the notes, will be issued and will be deposited with the depositary or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the notes so long as the notes are represented by global notes.

Investors may elect to hold interests in the notes in global form through either DTC in the United States or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V. (“Euroclear”), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”).

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants (the “DTC Participants”) deposit with the depositary. The depositary also facilitates the settlement among DTC Participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the Financial Industry Regulatory Authority, Inc. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly, or indirectly. The rules applicable to the depositary and DTC Participants are on file with the SEC.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.

Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

We will issue the notes in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of the depositary in accordance with customary procedures following the request of a beneficial owner seeking to exercise or enforce its rights under such notes. If we determine at any time that the notes shall no longer be represented by global notes, we will inform the depositary of such determination who will, in turn, notify participants of their right to withdraw their beneficial interest from the global notes, and if such participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global notes. Any global note, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for note certificates, as the case may be, registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global notes.

As long as the depositary or its nominee is the registered owner of the global notes, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global notes and all notes represented by these global notes for all purposes under the notes and the indenture governing the notes. Except in the limited circumstances referred to above, owners of beneficial interests in global notes:

•	will not be entitled to have the notes represented by these global notes registered in their names, and

•	will not be considered to be owners or holders of the global notes or any notes represented by these global notes for any purpose under the notes or the indenture governing the notes.

All payments on the notes represented by the global notes and all transfers and deliveries of related notes will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global notes will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global notes may be subject to various policies and procedures adopted by the depositary from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global notes, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

The information in this section concerning the depositary, its book-entry system, Clearstream, Luxembourg and Euroclear has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Global clearance and settlement procedures

Initial settlement for the additional notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other hand, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear Participant or Clearstream Participant on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

About the trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee. Subject to the provisions of the Trust Indenture Act of 1939, as amended, the Trustee is under no obligation to exercise any of its powers vested in it by the Senior Debt Indenture at the request of any holder of the notes unless the holder offers the Trustee reasonable indemnity against the costs, expenses and liabilities which might result. The Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties if the Trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity. We have entered, and from time to time may continue to enter, into banking or other relationships with The Bank of New York Mellon Trust Company, N.A. or its affiliates.

The Trustee may resign or be removed with respect to one or more series of debt securities under the Senior Debt Indenture, and a successor trustee may be appointed to act with respect to such series.

Applicable law

The notes and the Senior Debt Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Payment and paying agent

We will pay principal of, and any premium, interest and additional amounts on the notes at the office of the paying agent designated by us, except that we may pay interest by check mailed to the registered holder or by wire transfer if the registered holder requests in writing to the Trustee at least 15 days prior to the date for payment.

All moneys we pay to a paying agent of the Trustee for the payment of principal of, or any premium, interest or additional amounts on, a note which remains unclaimed at the end of two years will be repaid to us, and the holder of the note may then look only to us for payment.

The Bank of New York Mellon Trust Company, N.A. will act as paying agent for the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the additional notes by an initial holder of the additional notes that is a non-U.S. holder (as defined below) that acquires the additional notes pursuant to this offering at the initial sale price set forth on the cover of this prospectus supplement and holds the additional notes as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and current administrative rulings and practice, all as in effect and available as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances, or to holders subject to special treatment under U.S. federal income tax law, such as broker-dealers, banks or other financial institutions, insurance companies, tax-exempt entities (including private foundations) or qualified retirement plans, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and their partners, dealers in securities or currencies, certain U.S. expatriates, holders subject to the alternative minimum tax, passive foreign investment companies, persons deemed to sell the additional notes under the constructive sale provisions of the Code and persons that hold the additional notes as part of a straddle, hedge, conversion transaction or other integrated transaction for U.S. federal income tax purposes. Furthermore, this discussion does not address any other U.S. federal tax consequences (e.g., estate or gift tax) or any state, local or non-U.S. tax laws. This discussion is not intended to constitute a complete analysis of all tax consequences of the purchase, ownership and disposition of the additional notes. Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences applicable to them in their particular circumstances.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is not (1) an individual who is a citizen or resident of the United States; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created in, or organized under the laws of, the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (4) a trust if (a) a court within the United States is able to exercise primary control over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust, or (b) the trust has made an election under the applicable Treasury Regulations to be treated as a U.S. person under the Code; or (5) a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) beneficially owns the additional notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Interest

Subject to the discussion of backup withholding below, a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on payments of interest on the additional notes provided that (1) such interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (or, if certain tax treaties apply, such interest is not attributable to a permanent establishment or fixed base maintained within the United States by the non-U.S. holder) and (2) the non-U.S. holder (a) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (b) is not a controlled foreign corporation related to us directly or constructively through stock ownership (within the meaning of Section 864(d)(4) of the Code), and (c) satisfies certain certification requirements. Such certification requirements will be met if (i) the non-U.S. holder provides its name and address, and certifies on an Internal Revenue Service (“IRS”) Form W-8BEN (or appropriate substitute form), under penalties of perjury, that it is not a U.S. person, or (ii) a securities clearing organization, bank or certain other financial institutions holding the additional notes on behalf of the non-U.S. holder certifies on IRS Form W-8IMY, under penalties of perjury, that the certification referred to in clause (i) has been received by it and furnishes us or our paying agent with a copy thereof. In addition, we or our paying agent must not have actual knowledge or reason to know that the beneficial owner of the additional notes is a U.S. person or that any of the information, certifications or statements in the IRS Form W-8BEN are incorrect.

If interest on the additional notes is not effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder but such non-U.S. holder cannot satisfy the other requirements outlined in the preceding paragraph, interest on the additional notes will generally be subject to U.S. federal withholding tax (currently imposed at a 30% rate), unless the withholding tax rate is reduced or eliminated by an applicable income tax treaty, and such non-U.S. holder is a qualified resident of the treaty country and complies with certain certification requirements.

If interest on the additional notes is effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder and, if certain tax treaties apply, such interest is attributable to a permanent establishment or fixed base within the United States, then the non-U.S. holder will generally be subject to U.S. federal income tax on the receipt or accrual of such interest on a net income basis in the same manner as if such holder were a U.S. person and, in the case of a non-U.S. holder that is a foreign corporation, may also be subject to an additional branch profits tax (currently imposed at a rate of 30%, or a lower applicable treaty rate) on its effectively connected earnings and profits, subject to adjustments. Any such interest will not also be subject to U.S. federal withholding tax, however, if the non-U.S. holder delivers to us a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. federal withholding tax.

Disposition of the additional notes

Subject to the discussion of backup withholding below, a non-U.S. holder will generally not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain, if any, recognized on the sale, exchange, redemption or other taxable disposition of the additional notes unless (1) the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base of the non-U.S. holder within the United States, or (2) in the case of a non-U.S. holder that is an individual, such holder is present in the United States for 183 or more days in the taxable year in which such sale, exchange, redemption or other taxable disposition occurs and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States will generally be subject to U.S. federal income tax on a net income basis (but not U.S. withholding tax), in the same manner as if the non-U.S. holder were a U.S. person, and, in the case of a non-U.S. holder that is a foreign corporation, may also be subject to an additional branch profits tax (currently imposed at a rate of 30%, or a lower applicable treaty rate) on its effectively connected earnings and profits, subject to adjustments. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale, exchange, redemption, or other disposition of the additional notes will be subject to a flat 30% tax on the gain derived from such sale or other taxable disposition, which may be offset by certain U.S. source capital losses.

Information reporting and backup withholding

A non-U.S. holder will generally be required to comply with certain certification procedures to establish that such holder is not a U.S. person in order to avoid backup withholding with respect to payments of principal and interest on, or the proceeds of a disposition of, the additional notes. Such requirement will be satisfied if the non-U.S. holder delivers the appropriate IRS Form W-8 as described above. In addition, we must report annually to the IRS and to each non-U.S. holder the amount of any interest paid to such non-U.S. holder regardless of whether any tax was actually withheld. Copies of the information returns reporting such interest payments and the amount withheld may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is correctly and timely provided to the IRS.

UNDERWRITING

The Parent Company and the underwriters for the offering (the “underwriters”) named below have entered into an underwriting agreement with respect to the additional notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of additional notes indicated in the following table. Morgan Stanley & Co. LLC is acting as the representative of the underwriters for the offering.

Underwriters	Principal amount of additional notes
Morgan Stanley & Co. LLC	$200,000,000
J.P. Morgan Securities LLC	50,000,000

Total	$250,000,000

The underwriters are committed to take and pay for all of the additional notes being offered, if any are taken.

Additional notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any additional notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.35% of the principal amount of the additional notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.225% of the principal amount of the additional notes. If all the additional notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the additional notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The additional notes are a new issue of securities. We have been advised by the underwriters that they intend to make a market in the additional notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the additional notes.

In connection with the offering of the additional notes, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering of the additional notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering of the additional notes is in progress.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of additional notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the additional notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of additional notes to the public in that Relevant Member State at any time:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(3) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of additional notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the additional notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not, if the Parent Company was not an authorized person, apply to the Parent Company; and

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The additional notes may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the additional notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the additional notes are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the additional notes under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

The Parent Company estimates that its share of the total expenses of the offering of the additional notes, excluding underwriting discounts and commissions, will be approximately $250,000.

The Parent Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

It is expected that delivery of the additional notes will be made against payment therefor on the second business day following the date of pricing of the additional notes (this settlement cycle being referred to as ‘‘T+2’’).

VALIDITY OF THE ADDITIONAL NOTES

Certain legal matters as to Georgia law in connection with this offering of additional notes will be passed upon for us by Joey M. Loudermilk, Esq., Executive Vice President, General Counsel and Corporate Secretary of Aflac Incorporated, and certain legal matters as to New York law in connection with this offering of additional notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP beneficially own an aggregate of less than one percent of the common stock of Aflac Incorporated. The validity of the additional notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York, and Sullivan & Cromwell LLP will rely as to all matters of Georgia law upon the opinion of Joey M. Loudermilk, Esq.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. General information about us, including our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.aflac.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus supplement or our other securities filings and is not a part of these filings.

This prospectus supplement relates to a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus supplement makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

We “incorporate by reference” into this prospectus supplement information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

The following documents listed below, which we have previously filed with the SEC, are incorporated by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012;

•	our Definitive Proxy Statement pursuant to Section 14(a) of the Exchange Act, filed with the SEC on March 22, 2012; and

•	our Current Reports filed on Form 8-K on February 10, 2012, May 10, 2012 and June 29, 2012 (other than the portions of those documents not deemed to be filed).

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus supplement by reference.

We will provide a copy of these filings, at no cost, upon your written or oral request to us at the following address or telephone number:

Aflac Incorporated

Office of the Secretary

1932 Wynnton Road

Columbus, Georgia 31999

(706) 323-3431

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus supplement.

PROSPECTUS

Aflac Incorporated

Senior Debt Securities,

Subordinated Debt Securities

We may, from time to time, offer to sell senior or subordinated debt securities. This prospectus describes some of the general terms that may apply to these securities.

Specific terms of these securities not provided herein will be provided in one or more supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

You should carefully consider the risks of an investment in these securities. See “Risk Factors” in this prospectus, “Item 1A — Risk Factors” in our most recent annual report on Form 10-K, and any other risk factors included in filings we have made with the Securities and Exchange Commission (“SEC”) that are incorporated herein by reference.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2012.

This prospectus relates to a registration statement filed by Aflac Incorporated with the SEC using a “shelf” registration process (the “registration statement”). Under this shelf process as described in the registration statement we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

The functional currency of Aflac Japan’s (as defined below) insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities to be offered. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.” General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.aflac.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

You should rely only on the information contained in this prospectus and the information to which we have referred you. We have not authorized any other person to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this document.

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” or “the Company” refer to the consolidated operations of Aflac Incorporated, and its direct and indirect operating subsidiaries. “Parent Company” refers solely to Aflac Incorporated. “Aflac” refers solely to our subsidiary, American Family Life Assurance Company of Columbus, an insurance company domiciled in Nebraska. Aflac operates in the United States (“Aflac U.S.”) and operates as a branch in Japan (“Aflac Japan”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. We desire to take advantage of these provisions. This prospectus or documents filed with the SEC and incorporated by reference herein contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by Company officials in communications with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks and uncertainties. In particular, statements containing words such as “expect,” “anticipate,” “believe,” “goal,” “objective,” “may,” “should,” “estimate,” “intends,” “projects,” “will,” “assumes,” “potential,” “target” or similar words as well as specific projections of future results, generally qualify as forward-looking. We undertake no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time, could cause actual results to differ materially from those contemplated by the forward-looking statements:

•	difficult conditions in global capital markets and the economy

•	governmental actions for the purpose of stabilizing the financial markets

•	defaults and credit downgrades of securities in our investment portfolio

•	impairment of financial institutions

•	credit and other risks associated with our investment in perpetual securities

•	differing judgments applied to investment valuations

•	significant valuation judgments in determination of amount of impairments taken on our investments

•	limited availability of acceptable yen-denominated investments

•	concentration of our investments in any particular single-issuer or sector

•	concentration of business in Japan

•	ongoing changes in our industry

•	exposure to significant financial and capital markets risk

•	fluctuations in foreign currency exchange rates

•	significant changes in investment yield rates

•	deviations in actual experience from pricing and reserving assumptions

•	subsidiaries’ ability to pay dividends to the Parent Company

•	changes in law or regulation by governmental authorities

•	ability to attract and retain qualified sales associates and employees

•	decreases in our financial strength or debt ratings

•	ability to continue to develop and implement improvements in information technology systems

•	changes in U.S. and/or Japanese accounting standards

•	failure to comply with restrictions on patient privacy and information security

•	level and outcome of litigation

•	ability to effectively manage key executive succession

•	impact of the recent earthquake and tsunami natural disaster and related events at the nuclear plant in Japan and their aftermath

•	catastrophic events including, but not necessarily limited to, tornadoes, hurricanes, earthquakes, tsunamis, and damage incidental to such events

•	failure of internal controls or corporate governance policies and procedures

AFLAC INCORPORATED

The Parent Company, Aflac Incorporated, was incorporated in 1973 under the laws of the State of Georgia. The Parent Company is a general business holding company and acts as a management company, overseeing the operations of its subsidiaries by providing management services and making capital available. Its principal business is supplemental health and life insurance, which is marketed and administered through its subsidiary, American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac’s policies are individually underwritten and marketed through independent agents. Additionally, Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), referred to as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

Aflac offers voluntary insurance policies in Japan and the United States that provide a layer of financial protection against income and asset loss. We continue to diversify our product offerings in both Japan and the United States. Aflac Japan sells voluntary supplemental insurance products, including cancer plans, general medical indemnity plans, medical/sickness riders, care plans, living benefit life plans, ordinary life insurance plans and annuities. Aflac U.S. sells voluntary supplemental insurance products including loss-of-income products (life and short-term disability plans) and products designed to protect individuals from depletion of assets (hospital indemnity, fixed-benefit dental, vision care, accident, cancer, critical illness/ critical care, and hospital intensive care plans).

Aflac is authorized to conduct insurance business in all 50 states, the District of Columbia, several U.S. territories and Japan. Aflac Japan accounted for 75%, 75% and 73% of the Company’s total revenues in 2011, 2010 and 2009, respectively. The percentage of the Company’s total assets attributable to Aflac Japan was 87% at December 31, 2011, and 86% at December 31, 2010.

Our principal executive offices are located at 1932 Wynnton Road, Columbus, Georgia 31999 and our telephone number is (706) 323-3431.

GENERAL DESCRIPTION OF DEBT SECURITIES

Our debt securities may be senior or subordinated in right of payment. For any particular debt securities we offer, the applicable prospectus supplement will describe all applicable terms, including, but not limited to, the specific designation, the aggregate principal or face amount and the purchase price; the ranking, whether senior or subordinated; the stated maturity; the redemption terms, if any; the rate or manner of calculating the rate and the payment dates for interest, if any; the amount or manner of calculating the amount payable at maturity and whether that amount may be paid by delivering cash, securities or other property; and any other specific terms. Unless the prospectus supplement states otherwise, all amounts payable in respect of the securities, including the purchase price, will be payable in U.S. dollars. We will issue the senior and subordinated debt securities under separate debt indentures between us and The Bank of New York Mellon Trust Company, N.A., as trustee.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors described in Item 1A — Risk Factors in our most recent annual report on Form 10-K, which is incorporated by reference in this prospectus, as well as any risk factors included in any other filings we have made with the SEC that are incorporated by reference herein. Please also see any risk factors contained in any prospectus supplement that accompanies this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular series or offering of securities. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, the net proceeds from the sale of the securities offered by us will be used for general corporate purposes. We may provide additional information on the use of the net proceeds from the sale of the offered securities in an applicable prospectus supplement relating to the offered securities in accordance with SEC rules.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. For the purpose of computing the below ratios, earnings consist of income from continuing operations before income taxes excluding interest expense on income tax liabilities, plus fixed charges. Fixed charges consist of interest expense, excluding interest expense on income tax liabilities, interest on investment-type contracts and such portion of rental expense as is estimated to be representative of the interest factors in the leases, all on a pre-tax basis.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Ratio of Earnings to Fixed Charges	13.1x	19.8x	21.7x	37.2x	58.5x

DESCRIPTION OF DEBT SECURITIES

Senior Debt Indenture and Subordinated Debt Indenture

We may issue our debt securities, consisting of notes, debentures or other indebtedness, from time to time in one or more series. Unless the applicable prospectus supplement states otherwise, we will issue any senior debt securities pursuant to the Senior Debt Indenture, dated as of May 21, 2009 between the Parent Company, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Senior Debt Indenture”). Unless the applicable prospectus supplement states otherwise, we will issue any subordinated debt securities pursuant to a subordinated debt indenture (“Subordinated Debt Indenture”) to be entered into between the Parent Company, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee. The Senior Debt Indenture and the form of Subordinated Debt Indenture are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

The Senior Debt Indenture and the Subordinated Debt Indenture are substantially similar except that (1) the Subordinated Debt Indenture, unlike the Senior Debt Indenture, provides for debt securities that are specifically made junior in right of payment to other specified indebtedness of the Parent Company and (2) the Senior Debt Indenture, unlike the Subordinated Debt Indenture, restricts the ability of the Parent Company to use the shares of its restricted subsidiaries to secure any indebtedness, unless an equal and ratable security interest in these subsidiary shares is granted to the holders of the senior debt securities. Neither the Senior Debt Indenture nor the Subordinated Debt Indenture limits the aggregate principal amount of indebtedness that we may issue from time to time.

The following description provides a general summary of the material terms and conditions of the Senior Debt Indenture, the Subordinated Debt Indenture and the debt securities to be issued pursuant to these indentures.

The following discussion is only a summary. The indentures may contain language that expands upon or limits the statements made in this prospectus. Accordingly, we strongly encourage you to refer to the indentures, as well as any applicable prospectus supplements for any debt securities offered, for a complete understanding of the terms and conditions applicable to the indentures and the debt securities.

Senior and Subordinated Debt Securities

The debt securities will be our unsecured senior or subordinated obligations. The term “senior” is generally used to describe debt obligations that entitle the holders to receive payment of principal and interest upon the happening of certain events prior to the holders of “subordinated” debt. Events that can trigger the right of holders of senior indebtedness to receive payment of principal and interest prior to payments to the holders of subordinated indebtedness include insolvency, bankruptcy, liquidation, dissolution, receivership, reorganization or an event of default under the Senior Debt Indenture.

We may issue the senior debt securities, pursuant to the Senior Debt Indenture, in one or more series. All series of senior debt securities issued under the Senior Debt Indenture will be equal in ranking. The senior debt securities also will rank equally with all our other unsecured indebtedness, other than unsecured indebtedness expressly designated by the holders thereof to be subordinate to our senior debt securities.

The senior indebtedness issued pursuant to the Senior Debt Indenture will rank junior and be subordinate to any indebtedness of our subsidiaries. In the event of an insolvency, bankruptcy, liquidation, dissolution, receivership, reorganization or similar event involving a subsidiary, the assets of that subsidiary would be used to satisfy claims of policyholders and creditors of the subsidiary rather than our creditors. As a result of the application of the subsidiary’s assets to satisfy claims of policyholders and creditors, the value of the stock of the subsidiary would be diminished and perhaps rendered worthless. Any such diminution in the value of the shares of our subsidiaries would adversely impact our financial condition and possibly impair our ability to meet our obligations on the debt securities. In addition, any liquidation of the assets of the Parent Company’s subsidiaries (Aflac, in particular) to satisfy claims of the subsidiary’s policyholders and creditors might make it impossible for such subsidiary to pay dividends to us. Likewise, any inability of Aflac Japan to repatriate earnings to Aflac may also limit Aflac’s ability to pay dividends to the Parent Company. This inability to pay dividends to the

Parent Company would further impair the ability of the Parent Company to satisfy its obligations under the debt securities.

The debt securities issued under the Subordinated Debt Indenture will be subordinate in right of payment in respect of principal, any premium and interest owing under the subordinated debt securities to all the senior indebtedness of the Parent Company in the manner described below under the caption “Subordination Under the Subordinated Debt Indenture.”

Prospectus Supplements

We will provide a prospectus supplement to accompany this prospectus for each series of debt securities we offer. In the prospectus supplement, we will describe the following terms and conditions of the series of debt securities that we are offering, to the extent applicable:

•

whether the securities are senior or subordinated, the specific designation of the series of debt securities being offered, the aggregate principal amount of debt securities of such series, the purchase price for the debt securities and the denominations of the debt securities;

•	the currency or currencies in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable;

•	the date or dates upon which the debt securities are payable;

•

the interest rate or rates applicable to the debt securities or the method for determining such rate or rates, whether the rate or rates are fixed or variable, the dates on which interest will be payable and the date from which interest will accrue;

•	the place or places where the principal of, any premium and any interest on the debt securities will be payable;

•

any mandatory or optional redemption, repayment or sinking fund provisions applicable to the debt securities. A redemption or repayment provision could either obligate or permit us to buy back the debt securities on terms that we designate in the prospectus supplement. A sinking fund provision could either obligate or permit us to set aside a certain amount of assets for payments upon the debt securities, including payment upon maturity of the debt securities or payment upon redemption of the debt securities;

•

whether the debt securities will be issued in registered form, in bearer form or in both registered and bearer form. In general, ownership of registered debt securities is evidenced by the records of the issuing entity. Accordingly, a holder of registered debt securities may transfer the securities only on the records of the issuer. By contrast, ownership of bearer debt securities generally is evidenced by physical possession of the securities. Accordingly, a holder of bearer debt securities can transfer ownership merely by transferring possession of the securities;

•

any restrictions or special procedures applicable to (1) the place of payment of the principal, any premium and any interest on bearer debt securities, (2) the exchange of bearer debt securities for registered debt securities or (3) the sale and delivery of bearer debt securities. A holder will not be able to exchange registered debt securities into bearer debt securities except in limited circumstances;

•

whether we are issuing the debt securities in whole or in part in global form. If debt securities are issued in global form, the prospectus supplement will disclose the identity of the depositary for such debt securities and any terms and conditions applicable to the exchange of debt securities in whole or in part for other definitive securities. Debt securities in global form are discussed in greater detail below under the heading “Global Debt Securities”;

•

any special United States federal income tax consequences applicable to the debt securities, including any debt securities denominated and made payable, as described in the prospectus supplements, in foreign currencies, or units based on or related to foreign currencies;

•	any proposed listing of the debt securities on a securities exchange;

•

any right we may have to satisfy, discharge and defease our obligations under the debt securities, or terminate or eliminate restrictive covenants or events of default in the indentures, by depositing money or U.S. government obligations with the trustee of the indentures;

•	the names and addresses of any trustee, depositary, authenticating or paying agent, transfer agent, registrar or other agent with respect to the debt securities;

•	any right we may have to defer payments of principal of or interest on the debt securities;

•	any index or indices used to determine the amount of payments of principal of and premium, if any, on the debt securities and the method of determining these amounts;

•	whether the provisions of some or all of the covenants described under the heading “Covenants Applicable to the Debt Securities” below apply to the debt securities;

•	any changes to or additional events of default (as defined under the heading “Events of Default” below) or covenants;

•	for the subordinated debt securities, whether the specific subordination provisions applicable to the subordinated debt securities are other than as set forth in the subordinated indenture; and

•	any other specific terms of the debt securities.

Holders of the debt securities may present their securities for exchange and may present registered debt securities for transfer in the manner described in the applicable prospectus supplement. Except as limited by the applicable indenture, we will provide these services without charge, other than any tax or other governmental charge payable in connection with the exchange or transfer.

Debt securities may bear interest at a fixed rate or a floating rate as specified in the prospectus supplement. In addition, if specified in the prospectus supplement, we may sell debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate, or at a discount below their stated principal amount. We will describe in the applicable prospectus supplement the special United States federal income tax considerations applicable to these discounted debt securities.

We may issue debt securities with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by referring to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such debt securities may receive a principal amount on any principal payment date, or interest payments on any interest payment date, that are greater or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of applicable currency, commodity, equity index or other factors. The applicable prospectus supplement will contain information as to how we will determine the amount of principal or interest payable on any date, as well as the currencies, commodities, equity indices or other factors to which the amount payable on that date relates and certain additional tax considerations.

Global Debt Securities

We may issue registered debt securities in global form. This means that one “global” debt security would be issued to represent one or more registered debt securities. The denomination of the global debt security would equal the aggregate principal amount of all registered debt securities represented by that global debt security.

We will deposit any registered debt securities issued in global form with a depositary, or with a nominee of the depositary, that we will name in the applicable prospectus supplement. Any person holding an interest in the global debt security through the depositary will be considered the “beneficial” owner of that interest. A “beneficial” owner of a security is able to enjoy rights associated with ownership of the security, even though the beneficial owner is not recognized as the legal owner of the security. The interest of the beneficial owner in the security is considered the “beneficial interest.” We will register the debt securities in the name of the depositary or the nominee of the depositary, as appropriate.

The depositary or its nominee may only transfer a global debt security in its entirety and only in the following circumstances:

•	by the depositary for the registered global security to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or to another nominee of the depositary; or

•	by the depositary or the nominee of the depositary to a successor of the depositary or to a nominee of the successor.

These restrictions on transfer would not apply to a global debt security after the depositary or its nominee, as applicable, exchanged the global debt security for registered debt securities issued in definitive form.

We will describe the specific terms of the depositary arrangement with respect to any series of debt securities represented by a registered global security in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements for debt securities represented by a registered global security.

Ownership of beneficial interests in a registered global security will be limited to (1) participants that have accounts with the depositary for the registered global security and (2) persons that may hold interests through those participants. Upon the issuance of a registered global security, the depositary will credit each participant’s account on the depositary’s book-entry registration and transfer system with the principal amount of debt securities represented by the registered global security beneficially owned by that participant. Initially, the dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts that the depositary should credit.

Ownership of beneficial interests in the registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary for the registered global security, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that purchasers of securities regulated by the laws of those states take physical delivery of the securities in definitive form. Those laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

As long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, that depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Owners of beneficial interests in a registered global security generally will not:

•	be entitled to have the debt securities represented by the registered global security registered in their own names;

•	receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	be considered the owners or holders of the debt securities under the applicable indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if that person owns through a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture.

We understand that under existing industry practices, if we request any action of holders of debt securities or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder of debt securities is entitled to give or take under the applicable indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal, any premium and any interest on a registered global security to the depositary or its nominee. None of the Parent Company, the indenture trustee or any other agent of the Parent Company or of the indenture trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any registered global security, upon receipt of any payment of principal, premium or interest in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary.

We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security owned through the participants.

We will issue our debt securities in definitive form in exchange for a registered global security, if the depositary for such registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and if a successor depositary registered as a clearing agency under the Exchange Act is not appointed within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by a registered global security and, in such event, will issue debt securities of the series in definitive form in exchange for the registered global security.

We will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary shall instruct the indenture trustee. We expect that the depositary will base these instructions upon directions received by the depositary from participants with beneficial interests in the registered global security.

We also may issue bearer debt securities of a series in global form. We will deposit these global bearer securities with a common depositary or with a nominee for the depositary identified in the prospectus supplement relating to the series. We will describe the specific terms and procedures of the depositary arrangement for the bearer debt securities in the prospectus supplement relating to the series. We also will describe in the applicable prospectus supplement any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security.

Covenants Applicable to the Debt Securities

Limitations on Liens.    Under the Senior Debt Indenture, so long as any debt securities are outstanding, neither we nor any of our restricted subsidiaries may use any voting stock of a restricted subsidiary as security for any of our debt or other obligations unless any debt securities issued under the Senior Debt Indenture are secured to the same extent as and for so long as that debt or other obligation is so secured. This restriction does not apply to liens existing at the time a corporation becomes our restricted subsidiary or any renewal or extension of any such existing lien and does not apply to shares of subsidiaries that are not “restricted subsidiaries.”

To qualify as our “subsidiary,” as defined in the Senior Debt Indenture, we must control, either directly or indirectly, more than 50% of the outstanding shares of voting stock of the corporation. The Senior Debt Indenture defines voting stock as any class or classes of stock having general voting power under ordinary circumstances to elect a majority of the board of directors of the corporation in question, except that stock that carries only the right to vote conditionally on the happening of an event is not considered voting stock.

As defined in the Senior Debt Indenture, our “restricted subsidiaries” includes (1) Aflac, so long as it remains our subsidiary; (2) any other present or future subsidiary of the Parent Company, the consolidated total assets of which constitute at least 20% of our total consolidated assets; and (3) any successor to any such subsidiary.

Consolidation, Merger and Sale of Assets.    Both the Senior Debt Indenture and Subordinated Debt Indenture provide that we will not consolidate with or merge into any other person or convey, transfer or lease our assets substantially as an entirety to any person, and no person may consolidate with or merge into us, unless:

•	we will be the surviving company in any merger or consolidation,

•

if we consolidate with or merge into another person or convey or transfer our assets substantially as an entirety to any person, the successor person is an entity organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and the successor entity expressly assumes by supplemental indenture our obligations relating to the debt securities,

•

immediately after giving effect to the consolidation, merger, conveyance or transfer, there exists no event of default, and no event which, after notice or lapse of time or both, would become an event of default, and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture complies with the applicable indenture.

This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, assets or liabilities of any of our wholly owned subsidiaries to us or to our other wholly owned subsidiaries.

The limitations on the transactions described above do not apply to a recapitalization, change of control, or highly leveraged transaction unless the transaction involves a consolidation or merger into a third party, or a sale, other than for cash to a third party of all or substantially all of our assets, or a purchase by us of all or substantially all of the assets of a third party. In addition, the indentures do not include any provisions that would increase interest, provide an option to dispose of securities at a fixed price, or otherwise protect debt security holders in the event of any recapitalization, change of control, or highly leveraged transaction.

Limitations on Dispositions of Stock of Restricted Subsidiaries.    Both the Senior Debt Indenture and Subordinated Debt Indenture provide that, except in a transaction otherwise governed by such indenture, neither we nor any of our restricted subsidiaries may issue, sell, assign, transfer or otherwise dispose of any of the voting stock of a restricted subsidiary so long as any of the debt securities remain outstanding. However, exceptions to this restriction include situations where:

•

any issuance, sale, assignment, transfer or other disposition made in compliance with the order of a court or regulatory authority, unless the order was requested by us or one of our restricted subsidiaries;

•

the disposition of all of the voting stock of a restricted subsidiary owned by us or by a restricted subsidiary for cash or other property having a fair market value that is at least equal to the fair market value of the disposed stock, as determined in good faith by our board of directors;

•	the issuance, sale, assignment, transfer or other disposition is made to us or another restricted subsidiary; or

•

after completion of a sale or other disposition of the stock of a restricted subsidiary, we and our restricted subsidiaries would own 80% or more of the voting stock of the restricted subsidiary and the consideration received for the disposed stock is at least equal to the fair market value of the disposed stock.

The indentures do not restrict the transfer of assets from a restricted subsidiary to any other person, including us or another of our subsidiaries.

Events of Default

Unless we provide other or substitute events of default in a prospectus supplement, the following events will constitute an event of default under both the Senior Debt Indenture and the Subordinated Debt Indenture:

•

a default in payment of principal or any premium when due; provided, however, that if we are permitted by the terms of the debt securities to defer the payment in question, the date on which such payment is due and payable shall be the date on which we must make payment following such deferral, if the deferral has been made pursuant to the terms of the securities of that series;

•

a default for 30 days in payment of any interest; provided, however, that if we are permitted by the terms of the debt securities to defer the payment in question, the date on which such payment is due and payable shall be the date on which we must make payment following such deferral, if the deferral has been made pursuant to the terms of the securities of that series;

•	a default in payment of any sinking fund installment when due;

•

a failure to observe or perform any other covenant or agreement in the debt securities or indenture, other than a covenant or agreement included solely for the benefit of a different series of debt securities, for 90 days after we receive written notice of such failure from the trustee or from holders of at least 25% in aggregate principal amount of the outstanding debt securities;

•	certain events of insolvency, bankruptcy, receivership, liquidation, dissolution, reorganization, or similar proceeding in respect of us or a restricted subsidiary; or

•

certain defaults with respect to the Parent Company’s debt (other than the debt securities or non-recourse debt) in any aggregate principal amount in excess of $100,000,000 consisting of the failure to make any payment at maturity or that result in acceleration of the maturity of such debt and the defaults have not been rescinded or annulled, or the debt has not been discharged, within a period of 15 days after we receive written notice of such failure from the trustee or from holders of at least 25% in aggregate principal amount of the outstanding debt securities.

If an event of default with respect to any debt securities of any series outstanding under either of the indentures shall occur and be continuing, the trustee under such indenture or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare, by notice as provided in the applicable indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an event of default involving certain events of bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

Both the Senior Debt Indenture and Subordinated Debt Indenture entitle the trustee to obtain assurances of indemnity or security reasonably satisfactory to it by the debt security holders for any actions taken by the trustee at the request of the security holders. The right of the indenture trustee to obtain assurances of indemnity or security is subject to the indenture trustee carrying out its duties with a level of care or standard of care that is generally acceptable and reasonable under the circumstances. An indemnity or indemnification is an undertaking by one party to reimburse another upon the occurrence of an anticipated loss.

Subject to the right of the indenture trustee to indemnification as described above and except as otherwise described in the indentures, the indentures provide that the holders of a majority of the aggregate principal amount of the affected outstanding debt securities of each series, treated as one class, may direct the time, method and place of any proceeding to exercise any right or power conferred in the indentures or for any remedy available to the trustee.

The Senior Debt Indenture and Subordinated Debt Indenture provide that no holders of debt securities may institute any action against us, except for actions for payment of overdue principal, any premium or interest, unless:

•	such holder previously gave written notice of the continuing default to the trustee;

•

the holders of at least 25% in principal amount of the outstanding debt securities of each affected series, treated as one class, asked the trustee to institute the action and offered indemnity to the trustee for doing so;

•	the trustee did not institute the action within 60 days of the request; and

•	the holders of a majority in principal amount of the outstanding debt securities of each affected series, treated as one class, did not direct the trustee to refrain from instituting the action.

Under both the Senior Debt Indenture and Subordinated Debt Indenture, we will file annually with the trustee a certificate either stating that no default exists or specifying any default that does exist.

Discharge, Defeasance and Covenant Defeasance

If indicated in the applicable prospectus supplement, we may discharge or defease our obligations under either the Senior Debt Indenture or the Subordinated Debt Indenture as set forth below.

We may discharge certain obligations to holders of any series of debt securities issued under either the Senior Debt Indenture or the Subordinated Debt Indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations (as defined in either indenture), as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on such debt securities.

If indicated in the applicable prospectus supplement, we may elect either (i) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant indenture) (“defeasance”) or (ii) to be released from our obligations with respect to certain covenants applicable to the debt securities of or within any series (“covenant defeasance”), upon the deposit with the relevant trustee, in trust for such purpose, of money and/or government obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient, without reinvestment, to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant indenture. In addition, in the case of either defeasance or covenant defeasance, we shall have delivered to the trustee (i) an officers’ certificate to the effect that the relevant debt securities exchange(s) have informed us that neither such debt securities nor any other debt securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit, and (ii) an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

If we exercise our discharge or defeasance option, payment of the affected debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the affected debt securities may not be accelerated by reason of a default or an event of default with respect to the covenants that have been defeased. If, however, acceleration of the indebtedness under the debt securities occurs by reason of another event of default, the value of the money and government obligations in the defeasance trust on the date of acceleration could be less than the principal and interest then due on the affected securities because the required defeasance deposit is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

Modification of the Indentures

Both the Senior Debt Indenture and Subordinated Debt Indenture provide that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence a successor person’s assumption of our obligations under the indentures and the debt securities;

•	add covenants that would benefit holders of debt securities;

•

make the occurrence, or the occurrence and continuance, of a default under any additional covenant an event of default permitting the enforcement of all or any of the several remedies provided in the applicable Indenture;

•	cure any ambiguity, inconsistency, omission or defect;

•	establish forms or terms for debt securities of any series;

•	evidence a successor trustee’s acceptance of appointment; and

•	make any change that does not adversely affect the rights of any holder of affected debt securities in any material respect.

The Senior Debt Indenture and Subordinated Debt Indenture also permit us and the trustee, with the consent of the holders of at least a majority in aggregate principal amount of outstanding affected debt securities of all series issued under the relevant indenture, voting as one class, to change, in any manner, the relevant indenture and the rights of the holders of debt securities issued under that indenture. However, the consent of each holder of an affected debt security is required for changes that:

•	extend the stated maturity of, or reduce the principal of any debt security;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable upon redemption;

•	change the currency in which the principal, any premium or interest is payable;

•	reduce the amount of any original issue discount debt security that is payable upon acceleration or provable in bankruptcy;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of the outstanding debt securities of any series required to approve changes to the indenture.

The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of then outstanding senior indebtedness that would be adversely affected by the amendment.

Subordination Under the Subordinated Debt Indenture

The Subordinated Debt Indenture provides that payment of the principal, any premium and interest on debt securities issued under the Subordinated Debt Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in that indenture, to all our senior indebtedness. The Subordinated Debt Indenture defines senior indebtedness as the principal, any premium and interest on all our indebtedness, whether incurred prior to or after the date of the indenture:

•	for money borrowed by us;

•	for obligations of others that we directly or indirectly either assume or guarantee;

•	in respect of letters of credit and acceptances issued or made by banks in favor of us; or

•	for obligations of the types referred to above of other persons secured by any lien on any of our properties or assets.

Senior indebtedness also includes all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to the indebtedness listed above.

Senior indebtedness does not include:

•	any of our indebtedness that, by its terms or the terms of the instrument creating or evidencing it, has a subordinate or equivalent right to payment with the subordinated debt securities; or

•	any of our indebtedness to one of our subsidiaries.

The Subordinated Debt Indenture does not limit the amount of senior indebtedness that we can incur.

The holders of all senior indebtedness will be entitled to receive payment of the full amount due on that indebtedness before the holders of any subordinated debt securities or coupons relating to those subordinated debt securities receive any payment on account of such subordinated debt securities or coupons, in the event:

•	of any insolvency, bankruptcy, receivership, liquidation, dissolution, reorganization or other similar proceedings in respect of us or our property; or

•

that debt securities of any series are declared due and payable before their expressed maturity because of an event of default other than an insolvency, bankruptcy, receivership, liquidation, dissolution, reorganization or other similar proceeding in respect of us or our property.

We may not make any payment of the principal or interest on the subordinated debt securities or coupons during a continued default in payment of any senior indebtedness or if any event of default exists under the terms of any senior indebtedness.

Governing Law

The Senior Debt Indenture and the Subordinated Debt Indenture are governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), is applicable, in which case the Trust Indenture Act will govern.

The Indenture Trustees

The Bank of New York Mellon Trust Company, N.A. is trustee under the Senior Debt Indenture and will act as trustee under the Subordinated Debt Indenture.

REGISTRATION, TRANSFER AND PAYMENT OF CERTIFICATED SECURITIES

If we ever issue securities in certificated form, those securities may be presented for registration, transfer and payment at the office of the registrar or at the office of any transfer agent we designate and maintain. The registrar or transfer agent will make the registration or transfer only if it is satisfied with the documents of title and identity of the person making the request. There will not be a service charge for any exchange or registration of transfer of the securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the exchange. At any time we may change transfer agents or approve a change in the location through which any transfer agent acts. We also may designate additional transfer agents for any securities at any time.

We will not be required to issue, exchange or register the transfer of any security to be redeemed for a period of 15 days before the selection of the securities to be redeemed. In addition, we will not be required to exchange or register the transfer of any security that was selected, called or is being called for redemption, except the unredeemed portion of any security being redeemed in part.

We will pay principal, any premium, interest and any amounts payable on any certificated securities at the offices of the paying agents we may designate from time to time. Generally, we will pay interest on a security on any interest payment date to the person in whose name the security is registered at the close of business on the regular record date for that payment.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus in any of three ways (or in any combination) from time to time:

•	to or through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

In addition, we may enter into derivative or other hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If any applicable prospectus supplement so indicates, in connection with such a derivative or other hedging transaction, the third parties may, pursuant to this prospectus and any applicable prospectus supplement, sell securities covered by this prospectus and any applicable prospectus supplement. If so, the third party may use securities borrowed from others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and any applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and any applicable prospectus supplement.

Any applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers, agents or guarantors and the amounts of securities underwritten or purchased by each of them, if any;

•	any material relationship with the underwriter and the nature of such relationship, if any;

•

the public offering price or purchase price of the securities and the proceeds to us and any discounts, commissions, or concessions or other items constituting compensation allowed, reallowed or paid to underwriters, dealers or agents, if any;

•	any securities exchanges on which the securities may be listed, if any; and

•	the manner in which results of the distribution are to be made public, and when appropriate, the manner for refunding any excess amount paid (including whether interest will be paid).

Unless the prospectus supplement states otherwise, all amounts payable in respect of the securities, including the purchase price, will be payable in U.S. dollars. Any public offering price or purchase price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters or the third parties described above may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, at market prices or prices related thereto or at varying prices determined at the time of sale. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. If required by applicable law, any applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, unless otherwise indicated in any applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in any applicable prospectus supplement or other prices pursuant to delayed delivery or other contracts providing for payment and delivery on a specified date in the future. Any delayed delivery contracts will be subject only to those conditions set forth in any applicable prospectus supplement, and any applicable prospectus supplement will set forth any commissions we pay for solicitation of these delayed delivery contracts.

Each underwriter, dealer and agent participating in the distribution of any offered securities that are issuable in bearer form will agree that it will not offer, sell, resell or deliver, directly or indirectly, offered securities in bearer form in the United States or to U.S. persons except as otherwise permitted by Treasury Regulations Section 1.163-5(c)(2)(i)(D).

Offered securities may also be offered and sold, if so indicated in any applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in any applicable prospectus supplement.

Agents, underwriters and other third parties described above may be entitled under relevant underwriting or other agreements to indemnification by us against certain civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribution with respect to payments which the agents, underwriters or other third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.aflac.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

This prospectus relates to a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

We “incorporate by reference” into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

The following documents listed below, which we have previously filed with the SEC, are incorporated by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011; and

•	our Current Report on Form 8-K filed on February 10, 2012.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference.

We will provide a copy of these filings, at no cost, upon your written or oral request to us at the following address or telephone number:

Aflac Incorporated

Office of the Secretary

1932 Wynnton Road

Columbus, Georgia 31999

(706) 323-3431

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters as to Georgia law in connection with the offering of the debt securities will be passed upon for us by Joey M. Loudermilk, Esq., Executive Vice President, General Counsel and Corporate Secretary of Aflac Incorporated and certain legal matters as to New York law in connection with the offering of the debt securities will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel which we will name in the applicable prospectus supplement. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP beneficially own an aggregate of less than one percent of the common stock of Aflac Incorporated.

EXPERTS

The consolidated financial statements and schedules of Aflac Incorporated and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2011 financial statements and schedules refer to the adoption of new accounting requirements issued by the Financial Accounting Standards Board (“FASB”), effective January 1, 2010 regarding the method for evaluating consolidation of variable interest entities and qualified special purpose entities and the adoption of new accounting requirements issued by the FASB, effective January 1, 2009 regarding the method of evaluating other-than-temporary impairments of debt securities.